UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811- 8918	March 24, 2006

2. State identification Number:

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in registration statement:

The Hirtle Callaghan Trust

4.	Address of principal executive office (number, street, city, state, zip code):

Five Tower Bridge, 300 Barr Harbor, Suite 500, West Conshohocken, PA 19428-2970

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC2198(10-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

Report of Independent Registered Public Accounting Firm

To the Trustees of

The Hirtle Callaghan Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about The Hirtle Callaghan Trust’s Growth Equity Portfolio and Value Equity Portfolio (the “Portfolios”) and the assertion of State Street Bank & Trust, custodian and sub-advisor, (collectively “Management’s Assertions”) about the Portfolios’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of March 24, 2006. Management is responsible for the Portfolios’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Portfolios’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Portfolios’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 24, 2006, and with respect to agreement of security purchases and sales, for the period from October 14, 2005 (the date of our last examination), through March 24, 2006:

•	Confirmation of all securities held by the Depository Trust Company in book entry form, without prior notice to management;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•	Reconciliation of all such securities to the books and records of the Portfolios and the Custodian;

•	Agreement of fifteen security purchases and fifteen security sales or maturities since our last report from the books and records of the Portfolios to broker confirmations; and

•	Confirmation of all open futures contracts and underlying collateral with brokers/banks.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios’ compliance with specified requirements.

In our opinion, management’s assertion that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 24, 2006 with respect to securities reflected in the investment account of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Columbus, Ohio

May 22, 2006

Management Statement Regarding Compliance with Certain Provisions of the Investment

Company Act of 1940

The Hirtle Callaghan Trust is a registered under the Investment Company Act of 1940 (“1940 Act”) as an open-end, series, management investment company. As of the date of this representation, The Growth Equity Portfolio and The Value Equity Portfolio (collectively, the “Portfolios”) of the Trust are provided with investment advisory services by SSgA Funds Management, Inc. (“SSgA”) and the assets of the Portfolio are maintained in the custody of State Street Bank (the “Bank”).

It is our understanding and belief that SSgA and the Bank may be deemed to be “affiliated persons” of one another as that term is defined under Section 2(a)(3) of the 1940 Act. It is our further understanding that, in light of such affiliation, (i) the Portfolios may be deemed subject to Rule 17f-2 (Custody of Investments by Registered Management Investment Companies) under the 1940 Act, and (ii) the officers of the Trust may be deemed responsible for assuring that the requirements of subsections (b) and (c) of such Rule 17f-2 are satisfied.

In order to fulfill this responsibility, we have obtained written assurances from the Bank that it has established and maintains a system of effective internal controls in compliance with the requirements of subsections (b) and (c) of Rule 17f-2. We have obtained further written assurances from the Bank that it has performed an evaluation of the custody arrangements relating to each of the Portfolios and determined that such arrangements were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 with respect to each of the period from October 14, 2005, through March 24, 2006.

Based on these assurances, as set forth in the accompanying letter from the Bank, and solely in reliance on them, the undersigned officers of the Trust hereby represent that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 for the period October 14, 2005, through March 24, 2006 with respect to securities reflected in the investment account of each such Portfolio.

Sincerely,

The Hirtle Callaghan Trust

/s/ Robert J. Zion
Robert J. Zion Vice President and Treasurer The Hirtle Callaghan Trust

Enclosure: State Street letter dated May 22, 2006

May 22, 2006

Mr. Robert Zion

The Hirtle Callaghan Trust

Five Tower Bridge

300 Barr Harbor Drive, Suite 500

West Conshohocken, PA 19428

Re:	Custody Arrangements for The Growth Equity Portfolio and The Value Equity Portfolio (the “Portfolios”) of The Hirtle Callaghan Trust (“Trust”).

Dear Mr. Zion:

As we have discussed, the Securities and Exchange Commission has, from time to time, taken the position that when custody of the assets of a registered investment company is maintained by an entity that is an affiliated person of such investment company, such investment company may be required to comply with Rule 17f-2 under the Investment Company Act of 1940 (the “1940 Act”). As we have further discussed, SSgA Funds Management, Inc. (“SSgA”), which provides investment advisory services to the above-referenced Portfolios, may be deemed an affiliate of State Street Bank (the “Bank”), the custodian of the above-referenced Portfolios. The Trust has determined that it must comply with Rule 17f-2 under the 1940 Act with respect to the above-referenced Portfolios.

In order to assure the continued ability of the Trust to use the services of SSgA and the Bank, and to assure compliance with Rule 17f-2, the undersigned, intending to be legally bound hereby, represent and agree as follows:

1. The Bank understands and acknowledges that Rule 17f-2 includes certain requirements compliance with which is primarily within the control of the Bank. Accordingly, the Bank hereby represents that it will make every effort to assure that each such requirement is satisfied at all times with respect to US assets in the Portfolios for so long as the Bank remains the custodian of the Portfolios’ US assets.

2. The Bank shall take all reasonable actions, as the Trust may from time to time request, to furnish such information with respect to the Bank’s activities as the Portfolios’ custodian as the Trust’s independent public accountants may request, in connection with (i) such accountant’s verification of the Portfolios’ US securities and similar US investments as required by Rule 17f-2 under the 1940 Act (including but not limited to those examinations required to be conducted with prior notice to the Bank, as the Portfolios’ custodian), (ii) the preparation of the Trust’s registration statement and amendments thereto, (iii) reports to and examinations by the Securities and Exchange Commission, and (iv) the maintenance of records required to be maintained under Rule 17f-2(e) and any related requirements.

3. The Bank, acknowledges and understands that Hirtle Callaghan & Co., Inc. (“Hirtle Callaghan”), which provides overall investment management services to the Trust, and officers of the Trust have been asked to represent to the Trust’s independent public accountants that, (i) such officers have performed an evaluation of the Trust’s compliance with subsections (b) and (c) of Rule 17f-2 as of certain dates with respect to the US securities reflected in the investment account of the Trust; and (ii) that the Trust was in compliance with the requirements of such subsections throughout such periods in regards to US assets.

4. The Bank, acknowledges and understands that, in making such representation, the officers of the Trust will be relying upon the assertions as set forth herein, made by the Bank by the undersigned, and further expressly authorize such officers to make such representations based upon the following:

(i) The Bank, as custodian for the Portfolios, is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2 “Custody of Investments by Registered Management Investment Companies” of the Investment Company Act of 1940 and for establishing and maintaining effective internal controls to assure such compliance.

(ii) The Bank hereby asserts that an evaluation of the Portfolios’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 has been performed with respect to US securities and based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 with respect to US securities reflected in the investment account of the Trust throughout the period commencing on October 14, 2005 through March 24, 2006.

5. The Bank hereby represents and agrees that it shall indemnify and hold harmless the Trust, its officers and each of its Trustees and officers, and Hirtle Callaghan, from any claims, liabilities and expenses (including reasonable attorneys’ fees), incurred in connection with the Trust’s compliance with subsections (b) or (c) of Rule 17f-2 with respect to US assets, any misrepresentation by the Bank with respect to the matters to which this letter relates, including, without limitation, assertions made herein and upon which the officers of the Trust have been expressly authorized to rely. In no event shall the Bank be liable for any consequential or special damages.

Sincerely,

/s/ Kathryn Henderson
State Street Bank & Trust Kathryn Henderson Vice President